UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PetIQ, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71639T106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639T106	SCHEDULE 13G	Page 2 of 5

(1)	Names of reporting persons Ronald Kennedy (the “Reporting Person”)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐ (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 299,956 shares of Class B common stock, par value $0.001 per share (the “Class B common stock”) (1)
(6) Shared voting power 0
(7) Sole dispositive power 299,956 shares of Class B common stock (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 299,956 shares of Class B common stock (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.0% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Class B common stock held by Kennedy Family Investments, LLC, the manager of which is Mr. Kennedy.
(2)

The calculation assumes that there is a total of 28,166,664 shares of Class A common stock, par value $0.001 per share (the “Class A common stock”) of the Issuer outstanding, which is the sum of (i) 21,308,788 shares of Class A common stock outstanding as reported in the Issuer’s Form 10-Q dated November 14, 2018, (the “Form 10-Q”), (ii) 6,857,876 shares of Class A common stock that are issuable in exchange for the 6,857,876 shares of Class B common stock and 6,857,876 common units of PetIQ Holdings, LLC (“LLC Units”) outstanding as reported in the Form 10-Q.

CUSIP No. 71639T106	SCHEDULE 13G	Page 3 of 5

Item 1(a)	Name of issuer:

PetIQ, Inc. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

c/o PetIQ, Inc.

923 Bridgeway Pl.

Eagle, ID 83616

2(a) Name of person filing:

Ronald Kennedy

2(b) Address or principal business office or, if none, residence:

c/o PetIQ, Inc.

923 Bridgeway Pl.

Eagle, ID 83616

2(c) Citizenship:

USA

2(d) Title of class of securities:

The class of equity security to which this Schedule 13G relates is the Class A common stock of the Issuer, which Class A common stock is publicly traded. The ownership reflected above is of shares of Class B common stock of the Issuer, which Class B common stock is not publicly traded. Class B common stock entitles the holder to one (1) vote per share and is convertible (along with an equal number of LLC Units) at any time, into shares of Class A common stock on a one-for-one basis at the option of the shareholder. As a result, under Rule 13d-3, a holder of Class B common stock is deemed to have beneficial ownership which such shareholder may acquire upon conversion of the Class B common stock.

2(e) CUSIP No.:

71639T106

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Items 9 and 11 of cover page.

(b) Percent of class: See Item 11 of cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of cover page.

CUSIP No. 71639T106	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 71639T106	SCHEDULE 13G	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Signature:	/s/ Ronald Kennedy
Name:	Ronald Kennedy